

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 25, 2017

Via E-mail
Charles E. Young
Chief Executive Officer
Smart Sand, Inc.
24 Waterway Avenue, Suite 350
The Woodlands, Texas 77380

Re: Smart Sand, Inc.
Registration Statement on Form S-1
Filed January 13, 2017
File No. 333-215554

Dear Mr. Young:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Facing page

1. We note your reference that the registration fee was calculated pursuant to Rule 457(o). Please revise to indicate how the fee was calculated for the selling shareholders offering under Rule 457(a) because the company must register the number of securities offered in the selling shareholder offering, not the dollar amount of the offering.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ronald E. Alper at (202) 551-3329 or Pam Howell at (202) 551-3357 with any questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Mining

cc: Ryan J. Maierson, Esq.
    Latham & Watkins LLP